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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO/A
(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 3—Final Amendment)

CLARY CORPORATION
(Name of Subject Company (Issuer))

DYNAMIC POWER CORPORATION
ADDMASTER CORPORATION
JOHN G. CLARY
JOHN P. CLARY
HUGH L. CLARY
(Names of Filing Persons (Offeror))

Common Shares, $1.00 Par Value
Series A Preferred Shares, $5.00 Par Value
(Title of Class of Securities)

182720102—Common Shares
None—Series A Preferred Shares
(CUSIP Number of Class of Securities)

John G. Clary
President, Dynamic Power Corporation
225 East Huntington Drive
Monrovia, California 91016
(626) 305-9109
(Name, Address and Telephone Numbers of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:
John A. Laco, Esq.
Mark T. Uyeda, Esq.
O'Melveny & Myers LLP
400 South Hope Street
Los Angeles, California 90071
(213) 430-6000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee

$2,628,730(1)	$241.85(2)

(1)
The transaction value is estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of (i) 1,299,867 common shares at a purchase price of $2.00 per share and (ii) 5,272 Series A preferred shares at a purchase price of $5.50 per share, in each case net to the seller in cash. Such number is based on the latest information received from Clary Corporation and assumes (a) 1,282,067 common shares and 5,272 Series A preferred shares outstanding (in each case excluding shares beneficially owned by Dynamic Power Corporation) as of November 5, 2002 and (b) the exercise of all outstanding options to purchase 17,800 common shares on or prior to the expected consummation of the tender offer.

(2)
The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 7 for Fiscal Year 2003 issued on November 22, 2002.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $241.85	Filing Parties:	Dynamic Power Corporation Addmaster Corporation John G. Clary John P. Clary Hugh L. Clary
Form or Registration No.: Schedule TO-T/13E-3	Dates Filed:	December 17, 2002 January 7, 2003
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
	☒	third-party tender offer subject to Rule 14d-1.
	☐	issuer tender offer subject to Rule 13e-4.
	☒	going-private transaction subject to Rule 13e-3.
	☒	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

13D

CUSIP No. 182720102

1.	NAME OF REPORTING PERSON: I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): John G. Clary

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* WC, AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF	7.	SOLE VOTING POWER 0
SHARES
BENEFICIALLY	8.	SHARED VOTING POWER 2,686,229*
OWNED BY EACH
REPORTING	9.	SOLE DISPOSITIVE POWER 0
PERSON WITH
	10.	SHARED DISPOSITIVE POWER 2,686,229*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,686,229*

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 93.9%*

14.	TYPE OF REPORTING PERSON*
IN

* Represents common shares, which are all directly held by Dynamic Power Corporation. The shares consist of (i) 2,234,238 common shares, (ii) 11,991 common shares issuable upon conversion of 10,427 Series A preferred shares, and (iii) 440,000 common shares issuable upon conversion of 55,000 Series B preferred shares. John G. Clary is president and a director of Dynamic Power Corporation.

13D

CUSIP No. 182720102

1.	NAME OF REPORTING PERSON: I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Barbara P. Clary

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* WC, AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF	7.	SOLE VOTING POWER 0
SHARES
BENEFICIALLY	8.	SHARED VOTING POWER 0
OWNED BY EACH
REPORTING	9.	SOLE DISPOSITIVE POWER 0
PERSON WITH
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%

14.	TYPE OF REPORTING PERSON*
IN

13D

CUSIP No. 182720102

1.	NAME OF REPORTING PERSON: I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): John P. Clary

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* WC, AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF	7.	SOLE VOTING POWER 0
SHARES
BENEFICIALLY	8.	SHARED VOTING POWER 0
OWNED BY EACH
REPORTING	9.	SOLE DISPOSITIVE POWER 0
PERSON WITH
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%

14.	TYPE OF REPORTING PERSON*
IN

13D

CUSIP No. 182720102

1.	NAME OF REPORTING PERSON: I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Hugh L. Clary

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* WC, AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF	7.	SOLE VOTING POWER 0
SHARES
BENEFICIALLY	8.	SHARED VOTING POWER 0
OWNED BY EACH
REPORTING	9.	SOLE DISPOSITIVE POWER 0
PERSON WITH
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%

14.	TYPE OF REPORTING PERSON*
IN

13D

CUSIP No. 182720102

1.	NAME OF REPORTING PERSON: I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Addmaster Corporation IRS #95-223-9410

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* WC, AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF	7.	SOLE VOTING POWER 0
SHARES
BENEFICIALLY	8.	SHARED VOTING POWER 2,686,229*
OWNED BY EACH
REPORTING	9.	SOLE DISPOSITIVE POWER
PERSON WITH
	10.	SHARED DISPOSITIVE POWER 2,686,229*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,686,229*

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 93.6%*

14.	TYPE OF REPORTING PERSON*
CO

* Represents common shares, which are all directly held by Dynamic Power Corporation. The shares consist of (i) 2,225,140 common shares, (ii) 11,991 common shares issuable upon conversion of 10,427 Series A preferred shares, and (iii) 440,000 common shares issuable upon conversion of 55,000 Series B preferred shares. John G. Clary is president and a director of Dynamic Power Corporation.

13D

CUSIP No. 182720102

1.	NAME OF REPORTING PERSON: I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Dynamic Power Corporation

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* WC, AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF	7.	SOLE VOTING POWER 0
SHARES
BENEFICIALLY	8.	SHARED VOTING POWER 2,686,229*
OWNED BY EACH
REPORTING	9.	SOLE DISPOSITIVE POWER
PERSON WITH
	10.	SHARED DISPOSITIVE POWER 2,686,229*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,686,229*

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 93.9%*

14.	TYPE OF REPORTING PERSON*
CO

* Represents common shares, which are all directly held by Dynamic Power Corporation. The shares consist of (i) 2,234,238 common shares, (ii) 11,991 common shares issuable upon conversion of 10,427 Series A preferred shares, and (iii) 440,000 common shares issuable upon conversion of 55,000 Series B preferred shares. John G. Clary is president and a director of Dynamic Power Corporation.

AMENDMENT TO SCHEDULE 13D

        This Amendment to Schedule 13D (this "Amendment") is filed jointly by Addmaster Corporation, a California corporation ("Addmaster"), Dynamic Power Corporation, a California corporation ("DPC"), John G. Clary, Barbara P. Clary, John P. Clary, and Hugh L. Clary, (collectively, the "Reporting Persons") with respect to the Common Stock, $1.00 par value per share, of Clary Corporation, a California corporation (the "Company"). This Amendment amends the statements of beneficial ownership on Schedule 13D filed by the Reporting Persons, as previously amended by the Schedule TO filed on November 6, 2002.

SCHEDULE TO

        This Amendment No. 3 ("Final Amendment") amends and supplements the Tender Offer Statement on Schedule TO and the Rule 13e-3 Transaction Statement on Schedule 13E-3 (as amended and supplemented, the "Joint Schedule") filed with the Securities and Exchange Commission (the "SEC") on December 17, 2002, as amended by Amendment No. 1 to Schedule TO filed with the SEC on January 7, 2003 ("Amendment No. 1") and Amendment No. 2 to Schedule TO filed with the SEC on January 17, 2003 ("Amendment No. 2") by DPC, Addmaster, and each of John G. Clary, John P. Clary, and Hugh L. Clary. DPC, Addmaster, John G. Clary, John P. Clary and Hugh L. Clary are collectively referred to as the "Purchaser" as used in the Joint Schedule. The Joint Schedule relates to the offer by the Purchaser to purchase all of the outstanding common shares and Series A preferred shares of the Company held by the shareholders of the Company not affiliated with the Purchaser, including common shares issuable upon the exercise of vested employee stock options, for $2.00 per common share and $5.50 per Series A preferred share, net in cash, without interest thereon.

        Except as otherwise set forth below, the information set forth in the Offer to Purchase dated December 17, 2002 (the "Offer to Purchase") and the related Letter of Transmittal dated December 17, 2002, including all schedules and annexes thereto and in each case to the extent amended or supplemented by Amendment No. 1 and Amendment No. 2, is hereby expressly incorporated herein by reference in response to all items of Schedule TO, including, without limitation, all of the information required by Schedule 13E-3 that is not included or covered by the items in Schedule TO.

        This Amendment No. 3 should be read together with the Joint Schedule, Amendment No. 1 and Amendment No. 2. Capitalized terms used herein and not otherwise defined have the respective meanings ascribed to them in the Offer to Purchase.

  Items 8 and 11. Terms of the Transaction; Additional Information

        Items 8 and 11 of Schedule TO are hereby supplemented by including the following:

        On January 31, 2003, at 8:00 p.m. New York City time, the subsequent offering period expired with respect to the Offer by the Purchaser to purchase all of the outstanding common shares and Series A preferred shares of the Company held by the shareholders of the Company not affiliated with the Purchaser, including common shares issuable upon the exercise of vested employee stock options. Based upon preliminary information for the Depositary, as of the close of business on January 31, 2003, 22,303 common shares and 1,704 Series A preferred shares of the Company had been validly tendered during the subsequent offering period. Combined with the shares tendered during the initial offering period, a total of 1,091,086 common shares and 4,666 Series A preferred shares were tendered pursuant to the Offer. The tendered shares, combined with the shares beneficially held by the Purchaser prior to the commencement of the Offer, together represent approximately 92.4% of the outstanding common shares and 94.5% of the outstanding Series A preferred shares. The Purchaser has accepted all validly tendered shares and has made payment to the Depositary for the accepted shares. The full text of the press release announcing the expiration of the subsequent offering period and the completion of the Offer is filed as Exhibit (a)(14) hereto and incorporated herein by reference.

        The shares acquired pursuant to the Offer gave the Purchaser ownership of more than 90% of the outstanding common shares and Series A preferred shares of the Company. Therefore, the short-form merger discussed in the Offer to Purchase will follow the completion of the Offer, resulting in DPC's merger with and into the Company. Following the merger, the Company will be the surviving corporation.

ITEM 1.    Item 12.    Exhibits

        Item 12 of Schedule 12 is hereby supplemented by including the following:

Exhibit No.	Description
Exhibit (a)(14)	Press Release issued by the Purchaser on February 3, 2003 announcing the results of the subsequent offering period.

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 4, 2003

DYNAMIC POWER CORPORATION
By:	/s/ JOHN G. CLARY
Name:	John G. Clary
Title:	President
ADDMASTER CORPORATION
By:	/s/ JOHN G. CLARY
Name:	John G. Clary
Title:	President
JOHN G. CLARY
/s/ JOHN G. CLARY
JOHN P. CLARY
/s/ JOHN P. CLARY
HUGH L. CLARY
/s/ HUGH L. CLARY

INDEX TO EXHIBITS

Exhibit No.	Description
Exhibit (a)(14)	Press Release issued by the Purchaser on February 3, 2003 announcing the results of the initial offering period and the commencement of a subsequent offering period.

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SCHEDULE TO
  ITEM 1. Item 12. Exhibits
SIGNATURES
INDEX TO EXHIBITS